                                                                Exhibit 99.13(A)

--------------------------------------------------------------------------------
                        RIDER FOR FLEXIBLE TERM INSURANCE BENEFIT
                        ON LIFE OF INSURED

                        This rider is a part of this contract only if it is listed on a contract data page.

Rider Death Benefit     We will pay an amount under this benefit if we receive
                        due proof that the Insured died; (1) in the term period for this benefit; and (2) while this contract is in force and not in default past the last day of the grace period. The term period starts on the contract date. The term period ends on the contract anniversary on or after the Insured's one hundredth birthday. Our payment is subject to all the provisions of the benefit and of the rest of the contract.

                        To determine the rider death benefit on any date, we first take the effective Target Coverage Amount shown in the Life Insurance on the Insured section of the contract data pages and subtract from it the death benefit as calculated in the Death Benefit provision. If this contract has a Type A death benefit (see Type of Death Benefit in the contract data pages), the resultant amount is the rider death benefit. If this contract has a Type B death benefit, the rider death benefit is the resultant amount plus the contract fund before deduction of any monthly charges due on that date.

                        If the rider death benefit is less than zero, we consider it to be zero.

Rider Charges           On each monthly date, we will deduct a charge for this
                        rider from the contract fund. To determine the maximum charge for this rider, we use the following method:

                        We determine the maximum cost of insurance rate for each currently effective rider coverage segment amount shown in the Segment Table in the contract data pages using the maximum monthly rate shown under the Table of Maximum Monthly Insurance Rates for the appropriate rating class. If there is only one rider coverage segment amount currently in effect, we multiply the rate by the rider death benefit amount divided by $1000.

                        If there are two or more rider coverage segment amounts currently in effect, we first allocate the rider death benefit amount to each rider coverage segment based on the proportion of its rider coverage amount to the total of all rider coverage amounts currently in effect. We multiply the rate by the apportioned rider death benefit amount for each rider segment component amount divided by $1000 and add the results.

                        We will also deduct a monthly administrative charge for this rider as shown under Adjustments to the Contract Fund.

                        No separate policy values are generated by this rider. This rider may, however, have an impact on the values of the policy to which it is attached.

Requested Changes in    You may change the Rider Coverage Amount,
Rider Coverage          while this rider is in force, subject to our approval
Amount                  and the following conditions:


                        1. You must ask for the change in a form that meets our needs.

                        2. The change must be one permitted by our current underwriting rules.

                        3. The amount of an increase or decrease must be at least equal to the minimum increase or decrease in the Rider Coverage Amount shown under Contract Limitations in the contract data pages

                        4. The Rider Coverage Amount after a decrease must be at least equal to the minimum Rider Coverage Amount shown under Contract Limitations in the contract data pages.

                        5. If we ask you to do so, you must send us the contract to be endorsed.

                        6. You must prove to us that the Insured is insurable for any increase.

                        7.   The contract must not be in default.

                        8. We may deny an increase if it would cause the number of segments shown in the Segment Table in the contract data pages to exceed ninety-nine.

                        A change will take effect only if we approve your request for it at our Home Office. Unless you ask us otherwise, the change will take effect on the monthly date immediately following the date we approve the change. You may request an earlier date, but it may not be more than 90 days prior to the date of request. If we approve the change, we will also recompute the contract's charges, values and limitations. We will send you new contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the Insured is not living on the effective date, the change will not take effect. We may deduct the administrative charge (shown under Adjustments to the Contract Fund) for the change.

Suicide The Suicide Exclusion provision of the contract applies to this rider as issued.

                        If the Insured dies by suicide after two years from the issue date but within two years of the effective date of an increase in the Rider Coverage Amount, we will pay, as to the increase in the Rider Coverage Amount, no more than the sum of the premiums paid on and after the effective date of the increase.

Termination             This rider will end on the earliest of:

                        1.   the end of its term period;

                        2. the end of the grace period if the contract is in default and the premium required to bring it out of default has not been paid;

                        3. the date the contract is surrendered for its net cash value if it has one; and

                        4.   the date the contract ends for any other reason.

                        This Supplementary Benefit rider attached to this contract on the Contract Date

                        Pruco Life Insurance Company of New Jersey,

                        By /s/ Clifford E. Kirsch
                                        Secretary